News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

18 November 2010

INTERIM MANAGEMENT STATEMENT

Reed Elsevier today provides an update on trading, reaffirming the comments on outlook that were included in the 2010 Interim Results statement issued on 29 July 2010.

As expected, the overall trends seen in the first half of the year have continued into the second half. Subscription revenues in many of our professional markets remain constrained by low customer activity levels and budgets, while advertising, promotion and other cyclical markets have continued to stabilise. As previously stated, a modest reduction year on year in adjusted operating margin is expected due to a weak revenue environment and increased investment in legal markets. Any sustained recovery is expected to be gradual and remains dependent on economic conditions.

Reed Elsevier’s Chief Executive Officer, Erik Engstrom, commented:

“Against a backdrop of constrained conditions in a number of our markets, I am pleased with the progress we are making in the development of the business. In the second half we have continued to sharpen our focus in key markets, through new product development, increased sales and marketing activities, and portfolio realignment.”

The performance trends in Reed Elsevier’s businesses in the second half of the year are as follows:

Elsevier: Good momentum has continued in Health Sciences from the growth in the health professions and the adoption of online resources, although pharma promotion revenues remain weak. In Science and Technology, journal subscriptions and database revenues have continued to develop as expected. Underlying revenue growth is lower than in the prior year as academic budget constraints remain. The second half has seen the successful beta launch of SciVerse, a platform that integrates Science Direct, Scopus and Scirus web content and facilitates collaboration across the scientific community in the development of customised search and discovery applications.

LexisNexis: In risk solutions, the insurance segment has continued to grow strongly and the more cyclical markets, most notably employment screening, have shown some further improvement. Cost savings in technology, content and operations remain on plan. In legal markets, trends seen in the first half have continued. In the US, while new sales are growing, subscription renewals continue to reflect lower levels of law firm activity and employment than when contracts were last agreed and corporate, government and academic markets remain weak. Litigation solutions and practice management have continued to grow well. In international markets, growth in legal online and solutions revenues, driven by increasing penetration of online services, is being more than offset by print attrition. Continued good progress is being made in the development of the next generation of legal products and advanced back office infrastructure, with progressive market introductions over the next few years. The initial release of Lexis Advance for Solos, a legal research tool for the solo attorney market, took place as planned in October, with further features and content to follow.

Reed Exhibitions: While space sales for the majority of 2010 events have been behind prior year levels, exhibition markets are stabilising with growth returning in the second half annual shows. The net cycling in of biennial shows will deliver overall growth for the year. Forward space bookings for events in 2011 are encouraging, although these vary by sector and geography; 2011 will, however, see the net cycling out of biennial shows.

Reed Business Information: With data services growing well, advertising and promotion markets stabilising, and further portfolio restructuring, prospects for the business are improving.

Reed Elsevier’s financial position remains strong with good cash generation.

- ENDS -

For further information please contact:

Sybella Stanley	Tel: +44 (0) 20	7166 5630
(Investors)
Patrick Kerr	Tel: +44 (0) 20 7166 5646

(Media)

Notes to Editors

About Reed Elsevier Group plc
Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal and risk management, and business to business sectors. We provide high value and flexible information solutions to professional users. The group employs more than 30,000 people, including approximately 17,000 in North America. In February 2010, Reed Elsevier reported revenues for 2009 of £6,071m/€6,800m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.

FORWARD LOOKING STATEMENTS
This Interim Management Statement contains forward-looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward-looking statements. The terms “expect”, “should be”, “will be” and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: general economic and business conditions; demand for our products and services; competitive factors in the industries in which we operate; exchange rate fluctuations; legislative, fiscal and regulatory developments; political risks; terrorism, acts of war and pandemics; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the US Securities and Exchange Commission.